ToniAnn Sanzone
Chief Financial Officer

TEL +1-212-492-1191
FAX +1-212-492-8922
tsanzone@wpcarey.com

November 21, 2016

VIA EDGAR AND BY FEDERAL EXPRESS

Ms. Shannon Sobotka
Staff Accountant
United States Securities and Exchange Commission
Office of Real Estate & Commodities
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	Carey Watermark Investors 2 Incorporated Form 10-K and Schedule 14A for the Year Ended December 31, 2015 Filed March 14, 2016 and April 27, 2016; Respectively
File No. 000-55461

Dear Ms. Sobotka:

Set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated November 8, 2016 with respect to the Form 10-K for the year ended December 31, 2015 filed by Carey Watermark Investors 2 Incorporated (the “Company” or “CWI 2”) on March 14, 2016 and the Schedule 14A filed by the Company on April 27, 2016. Please note that for the Staff’s convenience, the Company has recited each of the Staff’s comments in bold, and provided the Company’s response to each comment immediately thereafter.

Ms. Shannon Sobotka
United States Securities and Exchange Commission
November 21, 2016

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Asset Values, page 31

1.
We note your disclosure that your advisor determined your NAVs as of December 31, 2015 to be $10.53 for both the Class A shares and the Class T shares. In future Exchange Act periodic reports, please revise to disclose the impact of the distribution and shareholder servicing fee on NAV. If true, please revise to disclose (i) the distribution and shareholder servicing fee has been valued using a hypothetical liquidation value and, as a result, NAV does not reflect any obligation to pay future trail fees, and (ii) the liability accrued for future trail fees under GAAP.

The Company will revise future filings to disclose (i) that the distribution and shareholder servicing (“DSS”) fee has been valued using a hypothetical liquidation value and, as a result, the estimated net asset values per share (“NAVs”) do not reflect any obligation to pay future DSS fees, and (ii) the liability accrued for future DSS fees under GAAP.

Item 8. Financial Statements and Supplementary Data

Note 3. Agreements and Transactions with Related Parties

Selling Commissions and Dealer Manager Fees, page 63

2.
We note your disclosure that your liability for the remaining distribution and shareholder servicing fee payable to Carey Financial has been recorded at present value. Please tell us how you determined a present value model was appropriate. Include within your response how you determined these fees were fixed and reliably determinable. Cite all relevant accounting literature within your response.

The Company has determined that the remaining DSS fees payable to Carey Financial are fixed and reliably determinable. The DSS fee is paid by the Company to Carey Financial until the earliest of (i) the date we reach the 10% cap on underwriting compensation; (ii) the date of a liquidity event, as described in our prospectus; or (iii) the sixth anniversary of the end of the quarter in which our initial public offering terminates. The 10% underwriting compensation limit is required by Financial Industry Regulatory Authority (“FINRA”) Rule 2310(b)(4)(B)(ii) that limits the total underwriting compensation for an offering to an aggregate 10% of the gross offering proceeds (the “10% FINRA Cap”).

Ms. Shannon Sobotka
United States Securities and Exchange Commission
November 21, 2016

In coming to this conclusion, we considered the guidance in Statement of Financial Accounting Concepts No. 6, which states that a liability “has three essential characteristics including, (a) a present duty or responsibility to one or more other entities that entails settlement by probable future transfer or use of assets at a specified or determinable date, on occurrence of a specified event, or on demand, (b) the duty or responsibility obligates a particular entity, leaving it little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.”

The liability recorded by the Company for the DSS fee at each balance sheet date is for Class T shares that have been issued in the Company’s public offering as of the balance sheet date. The Company is able to reasonably estimate the total liability for the DSS fees in respect of such shares by considering the limitation imposed by the 10% FINRA Cap and the other provisions governing the calculation of the DSS fee. The Company’s obligation to pay the DSS fee is contained in its existing dealer manager agreement with Carey Financial. The Company has determined that the future payments are probable and estimable as they are certain to occur unless there is a liquidity event or we reach the sixth anniversary of the termination of our initial public offering, in each case before we hit the 10% FINRA Cap. The Company does not believe at this time that the occurrence of either of these events is reasonably possible. While the amount and timing of the payment of DSS fees may vary with respect to the total compensation under the 10% FINRA Cap, as well as other components of the calculation of the DSS fee, we would be required to record estimates of the total amounts to be paid for services performed as such amounts meet the definition of a liability. Additionally, pursuant to the Company’s dealer manager agreement with Carey Financial, the obligation to pay the DSS fee survives the termination of the agreement. This further supports our treatment of the DSS fee as an obligation of the Company as we have little or no discretion to avoid the future payment for the DSS fee.

The Company has determined that a present value model is appropriate as the future cash payments for the DSS fee will occur over an extended period of time and there are no observable marketplace amounts. In coming to the conclusion to use a present value model, we considered the guidance in Statement of Financial Accounting Concepts No. 7, which states that, when observable amounts are not available, estimated cash flows should be used to determine the carrying amount of a liability. The present value should attempt to capture the elements that taken together would comprise fair value. Using a present value model estimates the fair value of the future cash payments of the DSS fee. The Company disclosed that the discounted liability was $2.4 million at December 31, 2015, but did not disclose that the undiscounted liability was $2.5 million. The Company will consider disclosing the undiscounted liability in future filings if the difference between the discounted and undiscounted liability is material.

Ms. Shannon Sobotka
United States Securities and Exchange Commission
November 21, 2016

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 15

3.
We note your disclosure that Carey Financial receives selling commissions and a dealer manager fee. In future Exchange Act periodic reports, please disclose the amount of the selling commissions and dealer manager fee actually paid and the amount accrued but unpaid. In addition, please explain to us any differences between amounts disclosed in this section and Note 3 to your financial statements.

The Company respectfully advises the Staff that the only differences between the amounts disclosed under the caption “Certain Relationships and Related Transactions” in the Proxy Statement and the amounts in Note 3 to our financial statements are (i) the amount of the selling commissions and dealer manager fee actually paid and the amount accrued but unpaid were not in the Proxy Statement, (ii) personnel and overhead reimbursements and the amount of the DSS fee actually paid in 2015 to Carey Financial are provided in more detail in the Proxy Statement and (iii) non-recurring amounts paid to and due to another affiliate, Carey Watermark Investors Incorporated, are not included in the Proxy Statement. The Company will disclose in future Exchange Act periodic reports the amount of the selling commissions and dealer manager fee actually paid and the amount accrued but unpaid and will conform amounts in future Proxy Statements to amounts disclosed in the related party footnote of the financial statements.

Sincerely,

/s/ToniAnn Sanzone
ToniAnn Sanzone
Chief Financial Officer

Enclosures

cc:	Sapna Sanagavarapu, Esq.
W. P. Carey Inc.

Kathleen L. Werner, Esq.
Clifford Chance US LLP